UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

AMENDMENT 1 TO TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND

(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest

(Title of Class of Securities)

30290V107

(CUSIP Number of Class of Securities)

Paul Leone

C/O Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

(513)-346-4152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas Sheehan

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7165

January 25, 2021

(Date Tender Offer First Published,

Sent or Given to Security Holders)

February 26, 2021

(Date of Tender Offer Amendment)

CALCULATION OF FILING FEE

Transaction Valuation: $21,347,497.27 (100% of 11/30/2020 NAV)(a)	Amount of Filing Fee: $2,329.01(b)

(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,329.01

Form or Registration No.: SC TO-I

Filing Party: FSI Low Beta Absolute Return Fund

Date Filed: January 25, 2021

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on January 25, 2021 by FSI Low Beta Absolute Return Fund (the “Fund”) in connection with an offer by the Fund to purchase Units of beneficial interest in the Fund (“Units”) or portions thereof from unitholders of the Fund (the “Unitholders”) in an aggregate amount FSI Low Beta Absolute Return Fund (the “Fund”) is offering to purchase units of beneficial interest in the Fund (“Units”) from unitholders of the Fund (“Unitholders”) in an amount up to one hundred percent (100%) of the Fund’s net asset value (“Offer”). The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.net asset value as of March 31, 2021. Subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on January 25, 2021.

NOTICE OF EXTENSION OF THE OFFER

The Offer was originally set to expire at 11:59 P.M., Eastern Time, on Friday, February 26, 2021. The Fund has elected to provide an extension of the Offer and extend the Expiration Date associated with the Offer to March 5, 2021 (“New Expiration Date”), as more fully described herein.

This Amendment to the Statement is being filed to make material changes to the disclosure contained in the Offer to Purchase relating to the tax treatment of the Reorganization of the Fund as more fully described herein. The following information is furnished pursuant to Rule 13e-4(c)(3):

The following items from Issuer’s January 25, 2021 Schedule TO are hereby amended to read as follows:

ITEM 1. SUMMARY TERM SHEET

Item 1 is hereby amended to extend the expiration date for the Offer as follows:

•	The Offer expires at 11:59 P.M., Eastern Time, on Friday, March 5, 2021 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

ITEM 4(a)(1)(xi) TERMS OF TENDER OFFER

Reorganized Fund. Although the Fund has not obtained a tax opinion or a ruling from the Internal Revenue Service, the Reorganization is anticipated to be construed as a deemed liquidation of the Fund prior to conversion into a limited partnership and therefore will be a taxable transaction to the Fund. The investment returns of Unitholders (both taxable and non-taxable) remaining in the Fund at the time of conversion would be negatively impacted by such tax on a pro rata basis. It is also anticipated that the Reorganization will be construed as a deemed income and/or capital gain distribution to Unitholders remaining in the Fund that will be taxable to U.S. shareholders in the ordinary course.

ITEM 5

The last sentence of Item 5 is hereby amended read as follows”

The Fund previously offered to purchase Units from Unitholders pursuant to a written tender filed on October 19, 2020. 58,317.44 Units were tendered pursuant to the Offer, of which 56,020.285 Units were accepted because the Offer was oversubscribed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

FSI LOW BETA ABSOLUTE RETURN FUND

By:	/s/ Gary W. Gould
	Name:	Gary W. Gould
	Title:	President, Principal Executive Officer

February 26, 2021